

June 14, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 23, 2023**
> **File No. 333-271198**

Dear Kimball Carr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2023 letter.

Form S-1/A Filed May 23, 2023

The Offering, page 8

1.    We note your response to our prior comment 2. Please further revise your table on page 9 to clarify whether the 408,500 shares that are potentially issuable upon conversion of Class B common stock also is included in the 4,300,000 shares of Class B common stock referenced in footnote 4.

Dilution, page 33

2.      We note that in your "Dilution" and "Capitalization" sections, you removed the assumption of the full conversion of the 408,500 shares of Class A common stock that are potentially issuable upon conversion of Class B common stock held by your affiliates, although these shares are included in the selling shareholder table. Please either revise to explain this exclusion of those shares, or advise.

Capitalization, page 34

3.      The March 31, 2023 actual amounts are labeled as audited, which appears to be a typographical error.  Please revise as necessary.

Security Ownership of Certain Beneficial Owners and Management, page 71

4.      We note your revisions in response to our prior comment 5. Please explain your use of the same number of shares outstanding for your calculation of beneficial ownership before the offering and after the offering. In this regard, we note your statement that the table reflects 5.3 million shares of Class A common stock "issued and outstanding as of the date of this prospectus," when your other disclosures state that there are 925,001 shares of Class A common stock currently issued and outstanding. We also note that it continues to appear that your beneficial ownership table should include the shares in footnote 8, with reference to Rule 13d-3(d) of the Securities Exchange Act of 1934. Please revise accordingly, or advise. Please also revise to reflect Star Circle's remaining ownership of shares of Class B common stock, or advise, as your response indicates that it only distributed 333,250 shares of the 2,150,000 shares that it had purchased and it appears from your response that Star Circle continues to hold shares of Class B common stock, or otherwise revise to address the ownership of the remainder of those shares. Please add footnote disclosures to the extent necessary to explain how shares are held if not held directly by the shareholder. Please also refer to Instructions 1 and 2 of Item 403 of Regulation S-K for reference.

If we are successful at obtaining quotation of or a listing for our shares, the trading price of our Class A common stock is likely . . . , page 2311

5.      We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats.  Please revise this risk factor to more specifically discuss any known factors particular to your offering that could add to this risk of rapid and substantial price volatility, and discuss the risks to investors when investing in stock where the price is changing rapidly. Please also clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

      You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:    Joe Laxague, Esq.